UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 12b-25

_________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:      September 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bakken Resources, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1425 Birch Ave., Suite A,
Address of Principal Executive Office (Street and Number)

Helena, Montana 59601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Bakken Resources, Inc. (the “Company”) is delaying its filing of Form 10-Q for its fiscal third quarter ended September 30, 2014.

The Company plans to restate its financial statements for the fiscal year ended December 31, 2013.  This decision followed consultation with Malone Bailey, LLP, the Company’s independent registered public accounting firm.

In general, revenue relating to certain oil and gas production activities and other related items, including accrued liabilities, were incorrect.  In the case of revenues, such amounts were overstated, and in the case of liabilities, such amounts were understated, for fiscal year 2013 by approximately $300,000 in the aggregate. Earlier years may be impacted as well, but in such small amounts so as to not require additional restatement of financial statements.  The Company intends to file its restated financial statements for the fiscal year 2013 as soon as practicable.

Separately, revenues for 2014 have been understated to date by approximately $500,000. The Company intends to make adjustments to such understatements of revenue to its financial statements for the quarter ended September 30, 2014 and to the financial statements for the fiscal year ended 2014.

The Company continues to evaluate whether the restatements will affect revenue over the life of existing agreements and operations.  Based on information available to date, the Company believes that restatement will not have a materially negative impact on the presentation of its publicly filed financial statements, when viewed in its entirety.

Because the Company is in the process of restating its financial statements in the manner described above, it has not been able to complete financial statements for the current quarter.  Under the circumstances, compilation, dissemination and review of the information to be presented in the Company’s Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense to the registrant.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Val M. Holms	(406)	442-9444
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☐ NO ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Safe Harbor Statement

This Form 12b-25 contains forward-looking statements, including the Company’s statements regarding the anticipated consequences of the restatement of the Company’s financial statements described above. All forward-looking statements contained in this Form 12b-25 involve risks and uncertainties. Our actual results and outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the possibility that any restatement that may be required could have unanticipated consequences and the factors set forth in our prior public filings. The words “strive,” “objective,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that the expectations underlying our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections, or expectations prove incorrect, actual results, performance, financial condition, or events may vary materially and adversely from those anticipated, estimated, or expected.

All forward-looking statements included in this Form 12b-25 are expressly qualified in their entirety by thesewill cautionary statements. We wish to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the uncertainties and factors described above, as well as others that we may consider immaterial or do not anticipate at this time. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations prove correct. Our expectations reflected in our forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown uncertainties and factors, including those described above. The risks and uncertainties described above are not exclusive, and further information concerning us and our business, including factors that potentially could materially affect our financial results or condition or relationships with customers and potential customers, may emerge from time to time. We assume no, and we specifically disclaim any, obligation to update, amend, or clarify forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements, except as required by law. We advise you, however, to consult any further disclosures we make on related subjects in our periodic reports that we file with or furnish to the SEC.

Bakken Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2014	By:	/s/ Val M. Holms